Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430
Exemption No. 82-5030

(Summary Translation)

October 28, 2002

To: Japan Securities Dealers Association
Mr. Eiichiro Okumoto, Chairman

31-10, Sakuragaoka-Choh, Shibuya-ku, Tokyo
Omega Project Co., Ltd. (Japanese Securities Registration Code: 6819)
Toyoyuki Yokohama, Representative Director and President
Person to Contact: Masanori Shimada, Chief manager Tel: 03-6415-6070

Notification relating to the New Issue of the Common Stocks of the Company

We have resolved as follows the new issue of the Common Stocks of the Company to the third party pursuant to the resolution by the Board of Directors of 28th October, 2002:

1. Details about the new issue of the Common Stocks

(1) Number of the new shares to be issued:	The Common Stocks	12,500,000 shares
(2) Issue Price:	For 1 share	64 Yen
(3) Total amount of Issue Price:		800,000,000 Yen
(4) Amount of Capital Increase:	For 1 share	32 Yen
(5) Total amount of Capital Increase:		400,000,000 Yen
(6) Date of Application:	November 15, Friday, 2002	
(7) Date of Payment:	November 18, Monday, 2002	
(8) Date of Dividend Right:	From October 1, Tuesday, 2002	

(9) Name of the third party and number of shares for underwriting:

N.D.F. Holdings Inc.
12,500,000 shares

(10) These conditions mentioned above are effective from the date of October 13, 2002., which date is the official reception date of this time new issue of the Common Stocks of the Company to N.D.F. Holdings Inc.

dD 12/10

Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430
Exemption No. 82-5030

(Additional Information)

1. Current and expected change of number of shares issued and capital amount

Current number of shares	77,024,377 shares
Current capital amount	10,266,608,851 Yen
Number of shares expected to increase	12,500,000 shares
Capital amount expected to increase	400,000,000 Yen
Total number of shares expected	89,524,377 shares
Total capital amount expected	10,666,608,851 Yen

Cf. Regarding the total number of shares expected and the total capital amount expected, these figures are expected to more than those because of the conversion of the outstanding issue of the convertible bond.

2. Reasons, Purposes and Use of Proceeds

(1) The reason of the equity finance by the new issue of the Common Stocks of the Company.
The Company had tried to expand and innovate group business on Entertainment and Contents, Mobile Phones and Internet, Electronics by the global business consisting from affiliate companies. But at this time being, taking Global & Domestic weakened economial conditions and uncertainties, the Company has decided to change the business attitude more to secure the corporate financial stability and profitability than to expand the consolidated global business growth. To attain this reengineering, the Company regards this time equity finance as the most effective method for the changing corporate structure to attain the renewed one of the stable profitability of the Company.

(2) Use of Proceeds
In the event that the total amount of the payment is JPY 800,000,000, then the total proceeds of JPY 790,000,000 shall be used for the general corporate purposes mostly for the improvement of the Company's financial conditions.

(3) Profit Distribution to Shareholders
The forecasts of this fiscal year's business results and dividend are the same as before.
(Non consolidated basis)

Category / Fiscal Year	Sales	Recurring Profit	Net Profit	EPS	Dividend per share
March 2003 Forecast of parent basis	million yen １３，０００	million yen ７４０	million yen ７３０	Yen ８．２	Yen 0
March 2002 Results of parent basis	million yen １３，５７８	million yen ５８６	million yen ２８０	Yen ４．１	Yen 0

(Consolidated basis)

Category / Fiscal Year	Sales	Recurring Profit	Net Profit	EPS	Dividend per share
March 2002 Forecast of parent basis	million yen １４，４００	million yen ７２０	million yen ７５０	Yen ８．４	Yen —
March 2000	million yen	million yen	million yen	Yen	Yen

3. Business promotion targets and procedures

(1) The Company had expanded global and entertainment contents multiple use business in conjunction with subsidiaries and external companies, for example, overseas Music & Visual contents business and domestic character merchandising business, with Marubeni Corporation under Marubeni's capital participant to the Company, or information technology business with Phai Corporation under the Company's capital participant to Phai Corporation. But at this time being, the Company restructures on overseas Music & Visual contents business, reengineers the former subsidiaries structure of the Company, to attain the new business structure which can secure the business profitability and financial stability even in the current weakened and uncertain economical conditions to promote the corporate value steadily.

(2) The Company sifts Korean business promotion from subsidiary basis to leading shareholder basis through the combination of the Korean grand daughter company, STARMAX Co., Ltd., with another Korean public company, GAONIX Co., Ltd. dated July 22nd. this year.
And considering to secure the corporate profitability and corporate value growth for the future, the Company has decided to issue new shares to N.D.F. Holdings Inc. to improve the financial stability.

(3) The Company tries to attain the new business structure which can promote the business profitability and the corporate value on parent and group basis to achieve the dividend payment for share holders even in the weakened and uncertain economical conditions through keeping the corporate reliability, investing more effectively, and promoting more stable growth of the corporate value for the near future.

4. Profit Distribution Information to Shareholders

(1) Our Principal Policy on Profit Distribution to Shareholders:
Our principal dividend policy is to be active in returning our profits to shareholders, along with maintaining the internal reserves for the purpose of strengthening our financial position and also in light of the maintenance of stable profits.

(2) Our Policy in Deciding Dividends:
In the year ended 31st March, 2001 after six years no dividend period, we paid JPY 3 yen dividend per share. But in March 2002, by the sharp decline of the corporate recurring profit basis, the Company has decided no dividend payment and toward the year ending March, 2003, planning to continue no dividend payment to attain the corporate reengineering to secure the corporate profitability even in the current weakened economical conditions.

(3) Dividends in the Past Three Years:

	Year Ended 31 March		
	2000	2001	2002
Earnings (Loss) Per Share	JPY 16.07	JPY 16.67	JPY 4.11
Dividends Per Share	JPY 0.00	JPY 3.00	JPY 0.00
Dividends Earnings Ratio	------	18.0%	------
Return on Shareholders' Equity	15.89%	8.8%	2.5%
Dividend Rate for Shareholders'	------	1.6%	------

(Note 1) Return on Shareholders' Equity is the net income as at the end of the relevant fiscal year divided by the shareholders' equity (which is the average of the total shareholders' equity as at the beginning of the relevant fiscal year and that as at the end of the relevant fiscal year).

(Note 2) Dividend Rate for Shareholders' Equity is the total dividends during the relevant fiscal year divided by the shareholders' equity (which is the average of the total shareholders' equity as at the beginning of the relevant fiscal year and that as at the end of the relevant fiscal year).

5. Past Equity-Related Financing

Equity-related financing by the Company in the past three years are as follow:

(a)Rights Offering of Shares
Number of Shares Issued: 1,050,000 shares
Aggregate Issue Amount: JPY2,814,000,000
Date of Issue: 24th March, 2000
Issue Price: JPY2,680

; Use of proceeds
800 mil. Yen spent for repayment of bank borrowings. 1.4 bill. Yen spent for Software business in Japan and Korea. 494 mil. Yen spent for general corporate purposes.

(b)Unsecured Euro Yen Convertible Bonds
Aggregate Issue Amount: JPY2,000,000,000
Date of Issue: 17th Jan.2001
Conversion Price: JPY250
Current Amount: 10 million yen (as of 25th. Oct. 2002)

; Use of proceeds
1.75 bill. Yen spent for M&A of outstanding, exchanging contracts with creators, production of contents and general corporate purposes.

(c)Rights Offering of Shares
Number of Shares Issued: 5,555,000 shares
Aggregate Issue Amount: JPY1,499,850,000
Date of Issue: 27th Feb.2001
Issue Price: JPY270

; Use of proceeds
700 mil. Yen spent for underwriting of MMC new shares. 779 mil. Yen spent for general corporate purposes for the joint business with Marubeni Corp.

(d)Unsecured Euro Yen Convertible Bonds
Aggregate Issue Amount: JPY2,000,000,000
Date of Issue: 21st. Mar.2001
Conversion Price: JPY283
Current Amount: 0 yen (as of 25th. Oct. 2002)

; Use of proceeds
80 mil. Yen spent for the incorporations of European & American subsidiaries, and general corporate purposes.

(Note) 1.35 billion yen was matured in June 2001 and 550 million yen was matured in Oct. 2001.

(e) Unsecured Convertible Bonds
Aggregate Issue Amount: JPY1,500,000,000
Date of Issue: 27th Aug. 2002
Conversion Price: JPY102
Current Amount: 1.5 billion yen (as of 25th. Oct 2002)

; Use of proceeds
350 mil. Yen spent for BODYSONIC hardware business. 800 mil. Yen spent for Software business, including production & general corporate purposes.

Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430

(f)Unsecured Euro Yen Convertible Bonds ; Use of proceeds

Aggregate Issue Amount: JPY1,000,000,000
Date of Issue: 31st. Aug.2002
Conversion Price: JPY102
Current Amount: 90 million yen (as of 25th. Oct 2002)

750 mil. Yen spent for incorporations, general corporate purposes and acqusition of external contents' right.

6. The method of determining the issue price

The issue price was determined 64 yen (9.35% discount ratio), considering the average of the latest Closing Price for one week from Oct.21st.to Oct.25th.2002 (70.6 yen) before the meeting of the Board of Directors held on 28th.October, 2002.

7. Information about the continuous holding and deposit of the new shares issued

There is no special contract about the continuous holding and deposit of the new shares issued between the third party and the Company. There will be agreed to promise that the third party will inform the Company in case of the sales of all the holding shares or partially for the two years' term after the issue date of November 19, 2002.

8. The Company's opinions about another equity finance possibility.

The Company considers prudently if there will be another equity finance demand expected or not, taking considerations about corporate financial demand, conditions and business promotions.

9. Schedule for the new issue of the shares

October 28, Monday, 2002	Resolution by the Board of Directors meeting Application to the Ministry of Finance Application to JASDAQ Press Release
October 29, Tuesday, 2002	Announcement to the shareholders on the Newspaper
November 13, Wednesday, 2002	The effective date by the Ministry of Finance
November 15, Friday, 2002	Application date by the third party
November 18, Monday, 2002	Payment date by the third party
November 19, Tuesday, 2002	Date of capital increase and issue of the new shares

10. Major shareholders list expected after the issue of the new shares.

Rank	Name	No. of holding shares	Ratio of holding shares
1	N.D.F. Holdings Inc.	13,700,000 shares	15.3%
2	Marubeni Corporation	4,768,000 shares	5.3%
3	NDF Pictures Ltd.	900,000 shares	1.0%
4	UBS AG London	754,000 shares	0.8%
5	N.D.F. (S) Pte. Ltd.	489,695 shares	0.5%
Total No. of shares		89,524,377 shares	

cf.; After the issue of new shares, N.D.F. Holding Inc. is going to be the leading share holder of the Company.

The Company expects to reengineer the new business structure which can secure the business profitability and financial stability of the Company under the financial support by N.D.F. Holding Inc.

Omega Project 31-10 Sakuragaoka-cho, Shibuya-Ku, Tokyo 150-0031 Japan TEL: +81-3-6415-6070, FAX: +81-3-3496-8430

11. Outline information about the third party

Name of the third party		N.D.F. Holdings Inc.
Number of shares issued to the third party		12,500,000 shares
Number of payment amount		Yen 800,000,000.
Address of the office		Minato-ku, Tranomon, 1-16-2 (The address of Japanese Representative Lawyer)
Name of the representative president		Chan Boon Quen
Capital amount		US$ 3 million
Business category		Investment and Contents' rights trading.
Major share holder		Goodmachine Trust
Capital Relations	No. of shares of N.D.F. Holdings Inc. held by the Company	0 share
	No. of shares of the Company held by N.D.F. Holdings Inc.	1,200,000 shares
Business relations		Trading partner on Film and Visual Contents
Personel relations		None

Cf. Number of Capital amount, Major share holders and Capital relationship are as of October 15, 2002.

Other information about N.D.F. Holdings Inc.

(1) Date of incorporation : September 1995

(2) Business promotion : Including securities, investments & trading rights & interests, mostly consentrating on the film rights.

(3) Relation ship for the Company : One of the film rights trading counter parties for overseas film rights.

(4) Major shareholder of N.D.F. Holdings Inc.:

Goodmachine Trust corporation is held by the overseas film and music investment business department of USA based company.

(5)) Relation ship for other share holders of the Company :

N.D.F. Holdings Inc. is the group company with other share holders of the Company like N.D.F. Pictures Ltd. and N.D.F.(S) Pte. Ltd. for the global film and music business promotion under the same kind of business brand name of NDF, even each company is independent on the corporate capital basis.

End